SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            Federal-Mogul Corporation
                                (Name of Issuer)

                      Class A Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   313549 404
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 2, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  313549 404

1  NAME OF REPORTING PERSON
      IEH FM Holdings LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      75,241,924*

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      75,241,924*

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      75,241,924*

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      75.69%*

14 TYPE OF REPORTING PERSON
      OO

* SEE ITEMS 3, 4 AND 5

                                  SCHEDULE 13D

CUSIP No.  313549 404

1  NAME OF REPORTING PERSON
      Icahn Enterprises Holdings L.P.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      75,241,924*

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      75,241,924*

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      75,241,924*

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      75.69%*

14 TYPE OF REPORTING PERSON
      PN

* SEE ITEMS 3, 4 AND 5

                                  SCHEDULE 13D

CUSIP No.  313549 404

1  NAME OF REPORTING PERSON
      Icahn Enterprises G.P. Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      75,241,924*

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      75,241,924*

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      75,241,924*

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      75.69%*

14 TYPE OF REPORTING PERSON
      CO

* SEE ITEMS 3, 4 AND 5

                                  SCHEDULE 13D

CUSIP No.  313549 404

1  NAME OF REPORTING PERSON
      Beckton Corp.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      75,241,924*

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      75,241,924*

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      75,241,924*

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      75.69%*

14 TYPE OF REPORTING PERSON
      CO

* SEE ITEMS 3, 4 AND 5

                                  SCHEDULE 13D

CUSIP No.  313549 404

1  NAME OF REPORTING PERSON
      Carl C. Icahn

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      75,241,924*

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      75,241,924*

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      75,241,924*

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    /X/*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      75.69%*

14 TYPE OF REPORTING PERSON
      IN

* SEE ITEMS 3, 4 AND 5

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on January 7, 2008, as previously amended (the "Initial 13D"), by the Reporting Persons with respect to the shares of Class A Common Stock, par value $0.01 (the "Shares"), issued by Federal-Mogul Corporation (the "Issuer"), is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Initial 13D is hereby amended by adding the following:

     On December 2, 2008, Thornwood, Icahn Enterprises and Barberry entered into a Contribution and Exchange Agreement (the "Agreement"), pursuant to which Thornwood transferred 24,491,924 Shares to Icahn Enterprises (which Shares were subsequently contributed by Icahn Enterprises to Icahn Enterprises Holdings, and then from Icahn Enterprises Holdings to FM Holdings) in exchange for aggregate consideration consisting of 4,286,087 units representing limited partnership interests in Icahn Enterprises ("Units"), as further described in Item 4 below. The source of funding for Icahn Enterprises' acquisition of these Shares was the Units.

Item 4. Purpose of Transaction

     Item 4 of the Initial 13D is hereby amended by adding the following:

     On December 2, 2008, Thornwood, Icahn Enterprises and Barberry entered into the Agreement, pursuant to which Thornwood transferred 24,491,924 Shares to Icahn Enterprises (which Shares were subsequently contributed by Icahn Enterprises to Icahn Enterprises Holdings, and then from Icahn Enterprises Holdings to FM Holdings) in exchange for aggregate consideration of 4,286,087 Units. Pursuant to the Agreement, among other things, all rights and obligations of Thornwood under the Registration Rights Agreement, with respect to 24,491,924 Shares, will be assigned by Thornwood to, and assumed by, FM Holdings. The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, a copy of which is filed herewith as Exhibit 1 and is incorporated herein by reference.

     The Reporting Persons may, from time to time and at any time, acquire additional Shares and/or other equity, debt or other securities, notes or instruments (collectively, "Securities") of the Issuer in the open market or otherwise and reserve the right to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Initial 13D is hereby amended and restated in its entirety to read as follows:

          (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 75,241,924 Shares, representing approximately 75.69% of the Issuer's outstanding Shares (based upon the 99,404,500 Shares stated to be outstanding as of October 20, 2008 by the Issuer in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on October 22, 2008).

          (b) FM Holdings has sole voting power and sole dispositive power with regard to 75,241,924 Shares. Each of Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares.

          Each of Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to FM Holdings (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which FM Holdings directly beneficially owns. Each of Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

          (c) Except as described in Items 3 and 4, no transactions with respect to the Shares were effected during the past sixty (60) days by any of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Item 6 of the Initial 13D is hereby amended by adding the following:

     The information set forth above in Items 3 and 4 is hereby incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits

1    Contribution and Exchange  Agreement  (incorporated by reference to Exhibit
     10.1 to the Current Report on Form 8-K filed with the SEC by Icahn Enterprises on December 3, 2008)

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2008


IEH FM HOLDINGS, LLC
         By: Icahn Enterprises Holdings L.P., its sole member
         By: Icahn Enterprises G.P. Inc., its general partner

           By:  /s/ Dominick Ragone
                -------------------
                Name: Dominick Ragone
                Title: Chief Financial Officer


ICAHN ENTERPRISES HOLDINGS L.P.
         By: Icahn Enterprises G.P. Inc., its general partner

           By:  /s/ Dominick Ragone
                -------------------
                Name: Dominick Ragone
                Title: Chief Financial Officer


ICAHN ENTERPRISES G.P. INC.

         By:  /s/ Dominick Ragone
              -------------------
              Name: Dominick Ragone
              Title: Chief Financial Officer


BECKTON CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


 [Signature Page of Amendment No. 3 to Schedule 13D - Federal-Mogul Corporation regarding sale of Shares from Thornwood to Icahn Enterprises]